Filed by Chesapeake Energy Corporation (Commission File No. 001-13726) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: WildHorse Resource Development Corporation (Commission File No. 001-37964) The following is a presentation to be given by Chesapeake Energy Corporation to investors and securities analysts beginning November 6, 2018.

NOVEMBER 2018 UPDATE

FORWARD-LOOKING STATEMENT Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, WildHorse’s and Chesapeake’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Chesapeake to complete the acquisition and integration of WildHorse successfully; litigation relating to the transaction; and other factors that may affect future results of WildHorse and Chesapeake. Additional factors that could cause results to differ materially from those described above can be found in WildHorse’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investor Relations” section of WildHorse’s website, http://www.wildhorserd.com/, under the subsection “SEC Filings” and in other documents WildHorse files with the SEC, and in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 each of which is on file with the SEC and available in the “Investors” section of Chesapeake’s website, https://www.chk.com/, under the heading “SEC Filings” and in other documents Chesapeake files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WildHorse nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Important Additional Information This communication relates to a proposed business combination transaction (the “Transaction”) between WildHorse Resource Development Corporation (“WildHorse”) and Chesapeake Energy Corporation (“Chesapeake”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the Transaction, Chesapeake will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Chesapeake and WildHorse and a prospectus of Chesapeake, as well as other relevant documents concerning the Transaction. The Transaction involving WildHorse and Chesapeake will be submitted to WildHorse’s stockholders and Chesapeake’s shareholders for their consideration. STOCKHOLDERS OF WILDHORSE AND SHAREHOLDERS OF CHESAPEAKE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about WildHorse and Chesapeake, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Investor Relations, WildHorse, P.O. Box 79588, Houston, Texas 77279, Tel. No. (713) 255-9327 or to Investor Relations, Chesapeake, 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118, Tel. No. (405) 848-8000. Participants in the Solicitation WildHorse, Chesapeake and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding WildHorse’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2018, and certain of its Current Reports on Form 8-K. Information regarding Chesapeake’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. November 2018 Update 2

ACCELERATES CHESAPEAKE’S STRATEGIC PLAN Acquisition of WildHorse Margin Enhancement Increases margins from high-value oil production Free Cash Flow Accelerates transition to positive free cash flow Long Term Net Debt / Accelerates deleveraging EBITDA of 2x Chesapeake’s continued commitment EHS Excellence Improving environmental and safety performance November 2018 Update 3

TRANSACTION OVERVIEW

Consideration	> $3.977 billion transaction value • At the election of WildHorse shareholders, 5.989 shares of Chesapeake common stock per WildHorse share of common stock or 5.336 shares of Chesapeake common stock plus $3.00 per WildHorse share of common stock • Total cash consideration expected to be between $275 – $400 million
Pro Forma Ownership and Governance	> Chesapeake's shareholders will own approximately 55% and WildHorse shareholders will own approximately 45% of the combined company > WildHorse will nominate two directors to the Chesapeake Board of Directors
Path to Close	> Approval by both Chesapeake and WildHorse shareholders > NGP Energy Capital Management, Carlyle and WRD CEO have entered into a voting and support agreement with respect to the transaction > Customary regulatory approvals

CHESAPEAKE ENERGY
November 2018 Update
4

STRATEGIC PORTFOLIO ADDITION
POSITIONS CHK FOR ADDITIONAL VALUE CREATION



- Adds significant premier Eagle Ford asset at an attractive valuation
- Accelerates cash flow generation with profitable oil growth
- Materially improves margins and financial profile

ACREAGE POSITION


WildHorse Leasehold
CHK Leasehold

ASSET OVERVIEW

WildHorse Resource Development Corporation	
Net acres (84% WI / 66% NRI)[1]	~420,000
Percentage undeveloped acreage	80% – 85%
Net production	47 mboe/d[2]
Liquids / Oil	88% / 73%

~655,000
Pro forma Eagle Ford net acreage position

~150,000 boe/d (~60% Oil)
2Q'18 Pro forma Eagle Ford production

(1) Estimated average interest of future operated locations
(2) 2Q'18 Actuals
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
5

ACCELERATING VALUE, DELIVERING ON OUR PROMISES(1) 160165 – 170 30 125130 – 130 25 Improves 19 Enhances 80 oil mix percentage oil production approximately approximately bbls/d % oil % 2x by 2020 60% by 2020 CHK18E(2) PF19E PF20E CHK18E PF19E PF20E Efficiencies drive average annual $200 – $280 million savings total of $1.0 – $1.5 billion by 2023 $19 4.2x $16 3.6x $12 2.8x Increases Accelerates EBITDA per boe margin deleveraging approximately approximately $ / boe / $ by 2020 by 2020 35% 50% EBITDAadj. / debt Net CHK18E PF19E PF20E CHK18E PF19E PF20E (1) Assumes full year results and strip pricing as of 10/25/2018 (2) Adjusted for Utica disposition as of 1/1/2018 WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 6

COST SAVINGS CREATE SIGNIFICANT SHAREHOLDER VALUE ANNUAL SAVINGS Operational Efficiencies $50 – $80 million Capital Efficiencies $150 – $200 million Total $200 – $280 million Five Year Total Savings(1) $1.0$1.0 –– $1.51.5 billion Operational efficiencies include savings from reduced LOE, G&A and downtime Capital efficiencies include savings from longer laterals and improved well design (1) Realized post closing WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 7

OPPORTUNITIES TO CAPTURE ADDITIONAL MARKETING SYNERGIES

- Significant synergies available by leveraging Chesapeake's existing crude transportation options
- Large, contiguous Eagle Ford oil position
  - Abundant pipeline capacity and infrastructure
  - Advantaged pricing due to proximity to Gulf Coast and export markets



Cooks Point Terminal
Houston Markets
2019 WTI +$5.50
Gardendale Terminal
Corpus Christi Terminal
2019 WTI +$5.50
WildHorse Leasehold
CHK Leasehold
Pipeline

WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY November 2018 Update 8

CREATING AN EAGLE FORD POWERHOUSE



- Well understood geology similar to existing CHK position
- High on the learning curve
  - Learnings from more than 2,000 Eagle Ford wells directly transferable to large undeveloped WildHorse position
- Austin Chalk and improved oil recovery (IOR) offer tangible upside


ACREAGE POSITION
WildHorse Leasehold
CHK Leasehold
Eagle Ford Play
A
B


A
Chesapeake Eagle Ford
WildHorse Eagle Ford
B
SW
NE
Austin Chalk
Eagle Ford
Buda
Woodbine Sands
150' – 450' thickness
6,000' – 11,000' TVD
100' – 500' thickness
6,000' – 11,000' TVD
Maverick Basin
South Texas Basin
Karnes Trough
San Marcos Arch
East Texas Basin

WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
9

THE CHESAPEAKE ADVANTAGE (1) Eagle Ford Lateral Length (mean) Operations Support Center 12,000 10,000 Reservoir Technology Center 8,000 Drilling and completion leadership 6,000 4,000 • >2,000 Eagle Ford wells to date 2,000 Logistics expertise 0 Proven operational performance EHS excellence Eagle Ford D&C $ / Lateral Foot(1) 1,600 1,400 In-house marketing team 1,200 1,000 800 600 Proven expertise helps 400 drive costs down 200 0 (1) Source: RS Energy Group 2017+ TIL as of 9/2018; Peers include: Carrizo, ConocoPhillips, Devon, Encana, Enervest, EOG, EP Energy, Equinor, Lewis Energy Group, Marathon, Murphy, Sanchez, SM Energy; WRD wells could contain science and evaluation capital. WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 10

CHK TODAY: DIVERSE & STRONG PORTFOLIO
CORE POSITIONS ACROSS MULTIPLE BASINS



Powder River Basin: Oil-growth Engine
Oil production will more than double in 2019
Marcellus: Leading the Industry
Generating ~$350 million in free cash flow[1] in 2018
Mid-Continent: Growth Optionality
Efficient oil volumes, appraising liquid-rich opportunities
Gulf Coast: Consistent Performance
Access to premium Gulf Coast markets
South Texas: Free Cash Flow Machine
Generating ~$560 million in free cash flow[1] in 2018

(1) Free cash flow defined as net revenue less all operating costs and capital expenditures. Excludes corporate overhead costs such as capitalized interest and capitalized G&A expenses. WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
11

ACQUISITION CREATES PREMIER DIVERSIFIED INDEPENDENT
WITH SIGNIFICANT HIGH-MARGIN OIL-GROWTH RUNWAY



WildHorse Addition
Premier high-margin oil-growth engine

Targeting 80%+

of future drilling and completion activity focused on high-margin oil-growth assets

High-margin Oil-growth Assets[1]		
Powder River Basin	~253,000 Acres	29 mboe/d
CHK Eagle Ford	~235,000 Acres	100 mboe/d
WRD Eagle Ford	~420,000 Acres	47 mboe/d[2]
Cash-generating Gas Assets[1]		
Gulf Coast	~339,000 Acres	128 mboe/d
Appalachia North	~547,000 Acres	135 mboe/d
Growth Optionality[1]		
Mid-Continent	~775,000 Acres	25 mboe/d
Exploration/Other	~1,521,000 Acres	N/A

(1) Unless otherwise noted, operational statistics are as of 9/30/2018 for acreage totals and total production as of 3Q'18. Acreage and production volumes are net to CHK.
(2) Actual production for 2Q'18
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
12

ACCELERATES CHK’S STRATEGIC AND FINANCIAL PLAN Adds significant premier Eagle Ford asset at attractive valuation Increases cash flow generation with profitable oil growth Materially improves margins and financial profile Positions Chesapeake for greater value creation November 2018 Update 13

WildHorse Technical Review November 2018 Update 14

EASTERN EAGLE FORD EVALUATION INITIATED IN 2012



Chesapeake valuation of Eastern Eagle Ford based on bottoms-up internal regional knowledge and expertise

2012 – 2017:
CHK Woodbine team evaluates emerging Eastern Eagle Ford play
- Play level subsurface evaluation and detailed reservoir mapping to determine main controls on production
- Identified high-potential area in and around Burleson County

1Q'18:
First WRD/CHK discussions

2012 **2017** **2018**

Technology evolves

1H'17:
Regional assessment highgrades WRD position in the play
- Subsurface evaluation with proprietary and public data
- Well level economic assessment
- Management review May 2017

1Q'18:
Updated evaluation with additional well performance and detailed reservoir mapping

CHESAPEAKE ENERGY
November 2018 Update
15

CHESAPEAKE'S EVALUATION FOUNDATION



Extensive review of WRD's
Eagle Ford position conducted prior to receipt of proprietary data

- Existing subsurface and commercial evaluations initiated in 2012
- ~1,200 wells with logs
  - Equivalent to ~2 wells/mi²
- ~300 producing horizontals
  - ~145 with Gen 3 completions[1]
- 10 wells with core data
  - Analyses available through commercial labs


Eastern Eagle Ford Data Map
ROBERTSON
3D seismic footprint
Dense log coverage
MILAM
BRAZOS
WildHorse acreage
BURLESON
LEE
WASHINGTON
20 miles
Eagle Ford Producing Well
Eagle Ford Core On/Near Acreage
Additional Eagle Ford Core
Eagle Ford Penetration with Logs

(1) WRD 2Q'18 earnings deck
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
16

THE WILDHORSE ROCK ADVANTAGE
WELL CONSTRAINED RESERVOIR CHARACTERISTICS



- Organic-rich calcareous mudstone
  - Outer shelf depositional setting
  - Similar to South Texas Eagle Ford
- 6,000 – 11,000' TVD
- 100 – 500' gross interval thickness
- ~4% average TOC
- 4 – 6% effective porosity (log analysis)
- Over-pressured, up to 0.7 psi/ft

Eastern Eagle Ford Type Log


Gamma ray
Resistivity
Top Austin Chalk
WildHorse pay
CHK minimum pay
CHK stimulated rock volume
Top Buda

Eastern Eagle Ford Reservoir Thin Section[1]


organic-rich calcareous mudstone
0.5 mm

Core porosity measurement varies between labs				
Lab	Lab A	RTC (CHK)	Lab A	Lab B
Area	STX EGFD	STX EGFD	Eastern EGFD	Eastern EGFD
Avg. Porosity	8.0%	5.0%	9.0%	4.5%

(1) CoreLab Eagle Ford Shale Study
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
17

THE WILDHORSE LOCATION ADVANTAGE
POSITIONED IN THE CORE OF THE PLAY

- **Controlling the sweet spot**
  - Optimal thickness, organic content, maturity and clay content


WildHorse acreage
A'
MADISON
MILAM
BRAZOS
GRIMES
LEE
WASHINGTON
A
FAYETTE
AUSTIN
20 miles
Gross thickness
c.i. = 100'

Eastern Eagle Ford Shale Gross Thickness

Regional Stratigraphic Cross-Section


A
A'
Gamma ray
Resistivity
100'
Austin Chalk
Eagle Ford
Lower TOC
Higher clay
Thin
Highest-quality rock
Buda
WildHorse Acreage

WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
18

THE WILDHORSE RESERVOIR ADVANTAGE
SIGNIFICANT OIL WINDOW EXPOSURE

- Overlying Austin Chalk GOR aligns with Eagle Ford maturity trends
- Validated with Eagle Ford production data

Eastern Eagle Ford Maturity and Austin Chalk GOR[1]



ROBERTSON
WildHorse acreage
MADISON
MILAM
Austin Chalk
6-month GOR
LEE
WASHINGTON
STROP
AUSTIN
20 miles
<2,000 scf/bbl
2,001 – 3,300 scf/bbl
3,301 – 50,000 scf/bbl
50,001 – 100,000 scf/bbl
>100,001 scf/bbl
EGFD Maturity
c.i. = 0.1%Ro

Interpreted Eastern Eagle Ford Fluid Windows



ROBERTSON
WildHorse acreage
MADISON
MILAM
BRAZOS
GRIMES
BURLESON
LEE
WASHINGTON
WALLER
AUSTIN
20 miles
Black Oil
Volatile Oil
Condensate to Wet Gas

(1) Data from IHS Markit
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
19

SUBSURFACE CONFIDENCE, REDUCING UNCERTAINTY



Extensive knowledge

- Deep regional knowledge of Eastern Eagle Ford
- Well defined, low-risk subsurface elements
- Production aligns with mapped subsurface properties
- Oil window well constrained by existing production and maturity trends

Attacking uncertainties

- Core analysis
  - Refine in-place volumes
  - In-house rock mechanics expertise to optimize completion design
- PVT analysis
  - Fluid properties to optimize spacing and draw down
- 3D seismic reprocessing
  - Optimize well planning and geosteering
  - Build earth and reservoir simulation model

History of Eastern Eagle Ford Activity


ROBERTSON
MADISON
MILAM
BRAZOS
LEE
FAYETTE
WALLER
WildHorse Leasehold
CHK Leasehold
CHK Drilled Wells (1992 – 2011)

PRELIMINARY ASSESSMENT (1)

Currently 90%
of WRD acreage economic with longer laterals

~$35 – $45/bbl
Breakeven

(1) Pricing of $60/bbl and $2.75/mcf, assumes 10,000' lateral
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
20

CHK'S D&C PERFORMANCE ADVANTAGE



- Operations Support Center provides 24/7 drilling support
  - Continuous monitoring of drilling performance
  - Improved geosteering = higher percentage in zone
  - Drilling parameter optimization
- Updated well design
  - Improved hole cleaning
  - Increased ROP
  - Eliminate sidetracks
- Improve completions performance by two stages/day
  - Optimize pump schedule, apply best practices
- $600 – 900M per well in sand savings
  - On 10,000' laterals with in-field sand mine



D&C Cost Per Lateral Foot
Cost/ft ($/ft)
~$1,250(1)
~$1,050(2)
~$850(2)
~30%
reduction
Current 6,500' Cost
Design Improvements
Extended Laterals

(1) RS Energy estimate for 2017+ TILs, could contain science and evaluation capital
(2) Internal estimates
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
21

PROVEN TRACK RECORD Eagle Ford Appalachia South Appalachia North 21% 41% 36% reduction reduction reduction D&C D&C Cost/ft($/ft) 2014 2015 2016 2017 2014 2015 2016 2017 2014 2015 2016 2017 TIL Year TIL Year TIL Year WildHorse ~30% expected reduction Demonstrated efficiency gains in all operating areas driven by: • CHK’s technical and operational advantage • Longer laterals and enhanced completions D&C Cost/ft ($/ft) D&C Cost/ft 2018E 2019E 2020E 2021E TIL Year WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 22

EXTENDED LATERALS DRIVE VALUE Existing WRD Opportunity to increase NPV with extended laterals Short Laterals • Largely undeveloped, contiguous position Unparalleled extended lateral experience • Proven performance across all assets Estimated 30 – 100% improvement in NPV per foot Potential CHK Extended Laterals (1) CHK Longest Lateral by Asset Eagle Ford Drilling Performance 20,000 $3.0 18,000 WildHorse 16,000 $2.5 Chesapeake 15,000 14,000 $2.0 12,000 10,00010,000 $1.5 4,000' longer 8,500' 8,000 than peer group Lateral Length (ft.) LengthLateral $1.0 6,000 5,000 4,000 $0.5 2,000 Mean ($mm)Cost,TotalDrilling 00 $0.0 EAGLEEagle FORD GULFGulf COAST APPALACHIAApp MID-CONTINENTMid-Con APPALACHIAApp POWDERPowder RIVER WildhorseWildHorse Average SOUTH NORTH 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 12,000 Ford Coast South North River Basin Lateral Length (ft.) (1) RS Energy – Peers include COP, CRZO, DVN, ECA, Enervest, EOG, EPE, EQNR, Lewis, MRO, MUR, NBL, SM, SN, WRD; Represents TILs from 2017 to present, size by number of wells. WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 23

SUBOPTIMAL SPACING DEGRADES 2018 WILDHORSE WELL PERFORMANCE WRD TIL Composition Nearly half of 2018 WRD TILs are 100% 90% Austin Chalk or downspaced Eagle Ford 80% 70% • Versus ~20% in 2017 60% 50% 40% 2018 WRD Eagle Ford performance 30% 20% continues to deliver at 750'+ spacing 10% 0% 2017 2018 Austin Chalk Downspaced Eagle Ford 750'+ Eagle Ford WRD Oil IP90 Performance(1) WRD Oil IP90 Performance(1) (All Wells) (excludes Austin Chalk and Downspacing) 60 60 Completion Degradation 50 Evolution 50 40 40 30 30 No 20 20 Oil IP90 (mbo)IP90 Oil Oil IP90 (mbo)IP90 Oil Degradation 10 10 0 0 TIL Year TIL Year (1) RS Energy (Oil IP90) WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 24

OPTIMIZING WELL SPACING CHK model spacing assumption currently Well Spacing Comparison(1) 1,000' and 10,000' lateral length 180 • 750' spacing probable over most fluid windows • 500' spacing potential with additional evaluation 160 Improved wellbore management 140 • Geosteering in-zone and in-plain 120 Burleson County Example 100 375' Spacing 80 Cumulative Cumulative Oil (mbo) 60 40 20 0 Unbounded 0 5 10 15 750' Spacing Producing Months 375' Spacing 750' Spacing Unbounded (1) RS Energy (production data) WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 25

REDUCING DOWNTIME, IMPROVING BASE PRODUCTION



- Opportunity to reduce downtime
  - Operate by intention
  - WellTender mobile app
- Improved artificial lift designs reduce base production decline rates
  - Leverage expertise from 2,000+ Eagle Ford wells across all fluid windows


WRD Downtime
~5.0%
~5.5%
~3.5%
Downtime (%)
2017
2018
CHK Projected Downtime

~35% downtime reduction

since 2015 in CHK STX Eagle Ford


welltender
South Texas
COMPRESSOR DOWN
GIBSON DIM B 6H
Brad Pipins
Restart Compressor
Clear
Accepted

CHESAPEAKE ENERGY
November 2018 Update
26

CHESAPEAKE’S VALUE OPPORTUNITY Technical and Operational Excellence Improved Capital NAV Drives Value Recovery Efficiency Impact Drilling and Completions Optimization • Reduced costs through improved performance and execution Extended Laterals • Develop resource with fewer wells • Substantial reduction in cost per foot Base Management • Reducing downtime • Artificial lift design improvements Subsurface Optimization • Maximize NPV per acre with improved well spacing Future Opportunity • Austin Chalk, IOR and optimized development WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 27

CHK’S CURRENT WRD EAGLE FORD ASSUMPTIONS CHK’s WRD Eagle Ford Model Assumptions CHK’s WRD Eagle Ford Type Curve(2) 1,200 Avg. Lateral Length ~10,000' Locations 1,000 – 1,400 1,000 WI / NRI ~84 / 66% boe/d) 800 EUR 600 – 700 mboe 600 Well Costs $7.5 – $8.5mm 400 NPV per well(1) $5 – $7mm Avg. Daily Rate DailyAvg. ( 200 Base spacing assumption 1,000' at 10,000' 0 lateral length 0 10 20 30 40 • 750' spacing probable over most fluid windows Producing Months • 500' spacing potential with additional understanding Additional upside in Austin Chalk: 150 – 200 locations (3) Production Mix • Condensate play in Washington County and oil matrix play Natural in various areas of acreage 85% 9% 6% Gas Line of sight on improved economics and well performance Oil NGL • 30% expected reduction in well cost per lateral foot • Increased % in-zone with improved geosteering $1.2B of NPV on PDP to be optimized ~1,200 – 1,600+ • Downtime management • Production optimization Estimated future locations (1) Strip pricing as of 10/25/2018 (2) Type curve represents five-year drilling plan (3) Forecasted production mix for new wells over the next five years WRD data reflects CHK’s analysis based solely on public information. November 2018 Update 28

PREMIER DIVERSIFIED INDEPENDENT
WITH SIGNIFICANT HIGH-MARGIN OIL-GROWTH RUNWAY



WildHorse Addition
Premier high-margin oil-growth engine

Targeting 80%+
of future drilling and completion activity focused on high-margin oil-growth assets

High-margin Oil-growth Assets[(1)]		
Powder River Basin	~253,000 Acres	29 mboe/d
CHK Eagle Ford	~235,000 Acres	100 mboe/d
WRD Eagle Ford	~420,000 Acres	47 mboe/d[(2)]
Cash-generating Gas Assets[(1)]		
Gulf Coast	~339,000 Acres	128 mboe/d
Appalachia North	~547,000 Acres	135 mboe/d
Growth Optionality[(1)]		
Mid-Continent	~775,000 Acres	25 mboe/d
Exploration/Other	~1,521,000 Acres	N/A

(1) Unless otherwise noted, operational statistics are as of 9/30/2018 for acreage totals and total production as of 3Q'18. Acreage and production volumes are net to CHK.
(2) Actual production for 2Q'18
WRD data reflects CHK's analysis based solely on public information.

CHESAPEAKE ENERGY
November 2018 Update
29

POWDER RIVER BASIN OIL-GROWTH ENGINE ClickProduction to edit Ramp takeaway Ahead of Schedule ClickTurner to Leads edit thetakeaway Way ~2.6 bboe ClickStacked to Future, edit takeaway Hotspot Advantage Gross resource size ~1.7 bboe net (1) Production Mix 41% 17% 42% Oil NGL Natural Gas (1) Represents average for 3Q’18 November 2018 Update 30

ACCELERATING THE TURNER Delineated BB 1 18H Turner Producing 2,725 Max boe/d Planned TIL Exceptional productivity (86% oil) SFU 19 23H Planned 2019 Well • 24 Chesapeake TILs to date 1,479 Max boe/d Turner (84% oil) High GOR • Proven, repeatable results • ~60% of Turner acreage delineated • Currently running five rigs - Four TILs in October WYOMING 36 1H 3,133 Max boe/d - Three TILs in November (46% oil) - Eight TILs in December NWFU 26 20H RANKIN 5 1H 400,000 CHK Turner vs. Peers COMBS 13 20H 1,900 Max boe/d 2,886 Max boe/d 1,987 Max boe/d (76% oil) (51% oil) 350,000 (21% oil) 300,000 PRB TIL Schedule 250,000 25 21 200,000 20 19 18 15 150,000 15 14 Cumulative Boe Cumulative 100,000 10 50,000 5 0 0 0 20 40 60 80 100 120 140 160 180 200 4Q'18E 1Q'19E 2Q'19E 3Q'19E 4Q'19E Days November 2018 Update 31

TURNER SPACING TEST UPDATE Delineated Turner Producing Field test yielding positive initial Planned TIL Planned 2019 Well results through 190 days Turner High GOR Optimal spacing drives maximum field development value Two additional tests underway 40 Spacing Performance ft.) 35 30 1,980' boe/lateral boe/lateral Unbounded 25 2,300' 20 2,300ꞌ 2,300ꞌ 15 10 Unbounded 5 1,980ꞌ 1,980ꞌ Gross Cumulative Production Production ( Cumulative Gross 0 0 15 30 45 60 75 90 105 121120 135136 150151 165166 180181 Days November 2018 Update 32

PRB – PREMIER GROWTH OPPORTUNITY Progress to date • Moved to Development phase of the Turner • More than 5,000' of oil-rich, stacked pay opportunities • Continue to appraise new formations 2018 2019 2020+ • Turner spacing tests • Turner development • Appraisal in the Teapot, Parkman, • Successful Turner • Additional Turner Sussex, Frontier step-out tests step-out tests and Mowry • Develop the • Parkman and • Upside spacing tests Turner core Niobrara appraisal (~60% delineated) • Continued Turner development November 2018 Update 33

SOUTH TEXAS FOUNDATIONAL ASSET Consistent High-Margin EBITDA Delivery ~$560 Million FCF(1) in 2018 1.3 bboe Multi-Zone Growth Potential Net resource size(2) (3) Production Mix 58% 22% 20% Oil NGL Natural Gas (1) Free cash flow defined as net revenue less all operating costs and capital expenditures. Excludes corporate overhead costs such as capitalized interest and capitalized G&A expenses. (2) Includes IOR potential (3) Represents average for 3Q’18 November 2018 Update 34

OPTIMIZING SOUTH TEXAS DELIVERING MORE WITH LESS Range of Capex Estimates: $/Lateral Foot (3) Range of Capex Estimates ($/Lateral Foot) Expected to generate ~$560 million RSEG WoodMac (1) free cash flow in 2018 $1,100 $1.10 RSEG WoodMac $1,000 $1.00 Increased lateral length, spacing and $0.90$900 $ D&C/ Lateral $D&C/ Foot completions design results in: $0.80$800 • 45% increase in initial well performance(2) $0.70$700 $ D&C/Lateral Foot $ D&C/Lateral $0.60$600 • Stabilization of base production performance $0.50$500 CHK Peer Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer Peer 10 Peer 11 Eagle Ford TIL Schedule CHK Outpaces Basin Peers 16,000 in First Six Month Oil Delivery(4) 53 14,000 46 12,000 34 10,000 30 28 8,000 6,000 4,000 First Six Month Oil (bbl/1,000') Oil Month Six First 2,000 0 4Q'18E 1Q'19E 2Q'19E 3Q'19E 4Q'19E 2014 2015 2016 2017 2018 Peer 1 CHK Peer 2 Peer 3 (1) Free cash flow defined as net revenue less all operating costs and capital expenditures. Excludes corporate overhead costs such as capitalized interest and capitalized G&A expenses. (2) Cumulative production to date of optimized Blakeway development program vs. historic development of the area at 330ꞌ spacing (3) Peer and CHK data pulled from RS Energy Group from wells turned in line in 2017 – 2018 near CHK’s position. Peers include: Carrizo, EOG, EP Energy, Lewis, Marathon, Murphy, Noble, Sanchez, Silverbow, SM Energy, Venado. (4) Peer and CHK data pulled from RS Energy Group from wells turned in line in 2017 – 2018 near CHK’s position. Peers include: Carrizo, EP Energy, Sanchez. November 2018 Update 35

IMPROVED OIL RECOVERY PUSHING THE ENVELOPE Oil-window opportunity • 1.3 – 1.7x potential improvement in oil recovery Proven technology • Multiple in-basin pilots and up-scaled projects Expected benefits • Adds value to existing well set • Lower capital cost per barrel Potential CHK IOR Project Path forward Industry IOR Project • 65-well project underway Oil CHK Phase I Volatile Oil • First injection: June 2019 Condensate/Wet Gas Dry Gas Evaluating expansion west in 2020 November 2018 Update 36

FAITH RANCH PROJECT BATCH DEVELOPMENT YIELDS CONTINUED SUCCESS Faith Ranch ~21,300 net acres Faith Ranch Phase 1 2018 Development • 283 producing wells Phase 2 (1) ~$33/bbl breakeven 16 Wells • Faith – Toro ~80% ROR(2) Faith-San Pedro • Faith – San Pedro ~45% ROR(2) 29 Wells Faith Production Profile Faith-Toro 35,000 30,000 Base 2018 Wedge 25,000 20,000 15,000 Gross Oil (bbl/d) Oil Gross 45 TILs 10,000 in late 3Q, 4Q 5,000 0 31-Jan-18Jan’18 31-Jul-18Jul’18 31-Jan-19Jan’19E 31-Jul-19Jul’19E (1) Assumes $2.75/mcf gas price (2) Assumes $2.75/mcf and $60/bbl November 2018 Update 37